UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934

Date of Report: June 27, 2022

Commission File Number: 0-28542

ICTS INTERNATIONAL, N.V.
(Translation of registrant’s name into English)

Walaardt Sacréstraat, 425-5,
1117 BM Schiphol Oost,
The Netherlands
(Address of principal executive office)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Item 8.01 OTHER EVENTS

A shareholder of ICTS International N.V (“ICTS”) filed a complaint against ICTS with the Enterprise Chamber of the Amsterdam Court of Appeal in the Netherlands, requesting the court to investigate certain items (previously filed on form 6-K dated July 2nd, 2021). On June 24th, 2022, the Court rendered its judgment after reviewing all filings and a court hearing. The Court accepted ICTS’s defense on all items except two and appointed an inquirer to examine the two items. The two items are: The conversion of loans in 2019 from a related party at a share price of $0.40 and the issuance of shares to directors and certain employees in 2019 at a share price of $0.40.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICTS INTERNATIONAL N.V.

By:	/s/ Alon Raich
Alon Raich, Managing Director and CFO

Dated June 27, 2022